

April 19, 2016

<u>Via E-Mail</u>
Andrew Freedman
Olshan, From & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      **Re: Green Dot Corporation
             PRRN14A filed April 12, 2016
             File No. 1-34819**

Dear Mr. Freedman:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our additional comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Revised Preliminary Proxy Statement filed on April 12, 2016</u>

<u>We Are Concerned with the Lack of Sufficient Stock Ownership Among Green Dot's Independent Directors, page 20</u>

1. Refer to comment 8 in our prior comment letter dated April 9, 2016. We reissue that comment in part. Revise to state the percentage of Green Dot's shares owned directly by your nominees, versus those owned by Harvest and its affiliates or those deemed to be beneficially owned by your nominees by virtue of their association with Harvest.

2. See our last comment above and comment 8 in our last comment letter. Where you make the assertion at the bottom of page 20 that "during the last few months, two of Harvest's director nominees have purchased more shares in open market transactions than all of Green Dot's current incumbent directors in the public market history of the Company," clarify this statement with a reference to the actual number and percentage of shares purchased by these individuals.

We Believe Substantial Opportunities Exist at Green Dot to Create Value for All Shareholders, page 21

3. Comment 9 is reissued in part. Where you rely on discussions with industry participants and former employees to support your estimate of $25 million in cost savings you assert can be achieved at Green Dot, expand the discussion of how you believe those savings can be achieved. Although you have added one explanatory sentence, it is not fulsome disclosure about the steps you hope to take and your disclosure states that these measures are not intended to be exclusive. In addition, identify the "other industry participants" besides former employees of Green Dot with whom you have spoken about these cost saving measures and whom you state support your estimates.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions